UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

 ☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended J une 30, 2022

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Drive, Ste 200 Orlando, FL 32803

407-447-5000

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

81-1588569

(I.R.S. Employer Identification Number)

Limited Partnership Interests, General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of BridgeWell Preferred Income LP, a Florida limited partnership, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the BridgeWell Preferred Income LP Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 in the state of Florida for the purpose of investing in (1) mortgages secured by real estate and (2) directly in real estate. The Company invests in commercial real estate for renovation and sale, and land development to hold for appreciation and/or income production.

As of June 30, 2022, the Company had sold 26,753 Limited Partnership Interests (Units) to Investors ($26.75 million).

As of June 30, 2022, the Company is invested in $25.8 million in secured mortgage loan notes, and $3.53 million in real estate investments, of which $1.44 million is real estate owned retention.

The Company held $1.67 million in cash at depository insured banks as of June 30, 2022. Of the $1.67 million in cash, $250,968 was restricted. Restricted cash comprises a deposit with the warehouse line that is not available to the Company for immediate or general business use.

There are lingering effects from the coronavirus (“COVID-19”) outbreak on the financial performance of the Company’s investments. Foreclosure actions on non-performing loans have been delayed by continuing backlogs in the various city, county, and state courts where these matters are adjudicated. Delays in resolving non-performing loans caused delays in the expected redeployment of recovered capital, thus reducing expected income generation.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million of capital by selling Limited Partnership Interests (Units) to Investors. Most of the capital we raise is invested in secured mortgage notes and income-producing and/or appreciating real estate. In addition, the Company purchases and/or holds real estate that is retained from foreclosures on mortgage loans receivable (“REO” properties).

On January 7, 2020, the Company qualified with the Securities and Exchange Commission by ways of a post-qualification amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program however, no Limited Partnership unit holder may request a redemption until 90 days after the units were purchased. Any redemption is not subject to penalty. The Company will only redeem Limited Partnership units up to 10% of the value of the assets under management per quarter. During the six months ending June 30, 2022, the Company had withdrawals of $387,487, and raised an additional $2.9 million in limited partner capital, for a net increase of $2.5 million.

Our primary source of raising new funds is through in-person seminars. During the first six months of 2022, no seminars were held due to continuing concerns about group events and COVID-19. The Company anticipates that capital-raising activities will increase during the second half of the year as long as COVID-19 continues to wane.

The Company renewed the $5.0 million dedicated warehouse line of credit in April 2022 for a period of one year. The Line of Credit has a variable interest rate based on WSJ Prime plus 2.00% with a minimum interest rate of 5.25%. During the first half of 2022, 16 loans were placed on the warehouse line.

Trend Information

We are closely monitoring the impact of changing interest rates and rates of return on the type of secured mortgage notes that the Company purchases. During the reporting period ending June 30, 2022, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Item 2. Other Information

None.

Item 3. Financial Statements

BridgeWell Preferred Income LP

A Florida Limited Partnership Financial Statements (Unaudited)

For the six-month period ending June 30, 2022

and June 30, 2021

BRIDGEWELL PREFERRED INCOME LP
BALANCE SHEETS (UNAUDITED)
As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$1,417,813	$1,378,519
Restricted Cash	250,968	250,927
Other Current Assets:
Prepaid Expenses and Other Receivables	243,128	423,927
Advances	24,087	31,210
Secured Loans	25,800,803	22,118,802
Due from Related Parties	1,085	9,614
Total Other Current Assets	26,069,103	22,583,553
Total Current Assets	27,737,884	24,212,998
Other Assets:
Real Estate Investments	3,534,890	3,011,197
Deposits and Retainers	12,755	9,050
Total Other Assets	3,547,645	3,020,247
TOTAL ASSETS	$31,285,529	$27,233,245

LIABILTIES & MEMBERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts Payable	$3,612	$815
Due to Related Party	—	4,829
Lines of Credit Advances	4,629,135	3,106,530
Total Current Liabilities	4,632,747	3,112,174

Total Liabilities	4,632,747	3,112,174

Members’ Equity	26,652,782	24,121,071

TOTAL LIABILTIES & MEMBERS’ EQUITY	$31,285,529	$27,233,245

The accompanying notes are an integral part of these financial statements.

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2022 and 2021

	2022	2021
Revenues:
Interest Income	$995,100	$638,667
Late Fee Income	—	8,943
DSCR Loan Premiums	—	17,991
Gain on Real Estate Owned Retention	27,965	11,950
(Loss) Gain on Sale of Real Estate Investment, Net	(26,971)	45,535
Rebates	60	—
Total Revenues	996,155	723,086
Expenses:
Servicing Fees	—	—
Management Fees	—	—
Warehouse Credit Line Fees and Interest	36,398	—
General & Administrative Expenses	20,107	19,636
Total Expenses	56,505	19,636

Net Income	$939,650	$703,450

The accompanying notes are an integral part of this financial statement. In the opinion of management, all adjustments necessary in order to make the interim financial statement not misleading have been included.

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities:
Net Income	$939,650	$703,450
Adjustments to Reconcile Net Income to Net
Cash from Operating Activities:
(Gain) on Real Estate Owned Retention	(27,965)	(11,950)
Net Loss (Gain) on Sale of Real Estate Investment	26,971	(45,536)
Change in Operating Assets & Liabilities:
Secured Mortgage Loans Receivable	(3,682,002)	(1,045,575)
Prepaid Expenses and Other Receivables	184,205	(571)
Accounts Payable	2,797	(83,835)
Accrued Interest	3,717	12,910
Related Party Payable	3,700	(25,621)
Net Cash Used in Operating Activities	(2,548,926)	(496,728)

Cash Flows from Investing Activities:
Purchase of Real Estate Investments	(684,064)	624,051
Proceeds from Sale of Real Estate Owned Retention	161,365	(310,223)
Deposits and Retainers	(3,705)	—
Net Cash Used in Investing Activities	(526,404)	313,828

Cash Flows from Financing Activities
Warehouse Line of Credit	1,522,605	—
Contributions	2,857,657	3,478,995
Withdrawals and Distributions	(1,265,596)	(2,405,698)
Net Cash Used in Financing Activities	3,114,666	1,073,297

Net Increase in Cash	39,335	890,397

Cash and Restricted Cash - Beginning of Period	1,629,445	1,218,768

Cash and Restricted Cash - End of Period	$1,668,781	$2,109,165

Non-Cash Transactions:
Conversion of Mortgage Loans Receivable to Real Estate Owned	$395,700	$215,761

The accompanying notes are an integral part of these financial statements.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BridgeWell Preferred Income LP (“Company”) is a Florida limited partnership formed on January 25, 2016. The general partner is Preferred Income Manager LLC (“PIM”, “General Partner” or “Manager”). The Company invests primarily in mortgage loans secured by the first and/or second mortgages issued to home remodelers, landlords, builders, developers, and private and commercial real estate investors who purchase or refinance residential real estate properties that they intend to hold as rental property or for resale. Operations are conducted throughout the United States, but primarily in the Southeast. Mortgage loans acquired by the Company are primarily originated by BridgeWell Capital LLC (“BWC”), an affiliated company to the Manager, pursuant to a set of underwriting guidelines approved by management. BWC also services the loans pursuant to a Master Note Servicing Agreement. The Company focuses on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, and Indiana. However, the Company holds loans throughout the United States.

The Company also invests in commercial real estate or land that management intends to renovate and sell or hold for appreciation and/or income production.

General Company Provisions

The Company is managed by PIM. The rights, duties and powers of the Manager are governed by the Company’s limited partnership agreement.

PIM acting alone has the power and authority to act for and bind the Company.

Terms and Offering of the Company

The Company will continue in perpetuity unless PIM chooses to dissolve it.

Limited Partnership Units

On January 31, 2018, the Company received qualification from the U.S. Securities and

Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 50,000 Limited Partnership Units at a price of

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Limited Partnership Units (continued)

$1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company. As of June 30, 2022 and December 31, 2021, the number of outstanding Limited Partnership Units were 26,753 and 24,283, respectively.

On January 7, 2020, the Company filed a Post-Qualification Amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

General Partnership Units

The Company issued General Partnership Units to PIM, the General Partner. General Partnership Units are voting units and give the General Partner the sole discretion to operate the Company. General Partnership Units are entitled to 100% of profits after the payment of Company expenses and the 7.00% preferred return to the limited partners. As of June 30, 2022 and December 31, 2021, the number of General Partnership Units were 84.9.

Liquidity and Withdrawals

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program; however, no Limited Partnership Unit holder may request a redemption until 90 days after the units were purchased. Any redemption is not subject to penalty. Each calendar quarter, the Company will only redeem Limited Partnership Units up to 10% of the value of the total outstanding capital of the partnership as of December 31 of the prior year.

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the line of credit, profits and losses are allocated in the following order:

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Profits and Losses (continued)

•	Losses are allocated pro-rata to Limited Partners.

•	Profits are allocated pro-rata to Limited Partners to the extent of prior losses; then to pay for cumulative preferred returns; thereafter 100% to the General Partner.

Distributions

The Company distributes or reinvests amounts equal to the Limited Partners’ 7.00% non-compounded preferred return on their proportionate units based on the Company’s excess distributable cash each month. PIM will distribute funds only to the extent that funds are available.

Management and Related Party Fees

The Manager and/or its affiliates are entitled to receive certain fees, compensation, and expense reimbursements from the Company, such as, but not limited to, the amounts specified below.

BridgeWell Capital LLC services loans and collects a servicing fee of up to 3.00% of the principal balance. This is outlined in the Note Servicing Agreement.

PIM is entitled to receive an asset management fee of 1.00% per annum on assets under management. This is outlined in the Regulation A filing.

The Company receives certain operating and administrative services from PIM, some of which may not be reimbursed to PIM. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company is an investment company that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”)

Accounting Standards Codification Topic 946, Financial Services - Investment Companies. The accrual basis of accounting requires the use of estimates and

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting and Use of Estimates (continued)

assumptions that affect the assets, liabilities, revenues, and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the Manager. Most Company loans will generally have a term of 12 months and provide for monthly payments of interest with a “balloon payment” at the end of the term. As of December 31, 2021, there are certain loans that have terms of two to 30 years. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

The Company will from time to time purchase non-performing loans from other individual or institutional investors. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. This is reassessed at regular intervals by the Manager during the time of non-performance and pending foreclosure. If it is determined at reassessment that some or all of the accrued interest is likely uncollectable, these amounts will be recorded as a loss on the statement of income.

Allowance for Loan Losses

The allowance for loans losses will be established for future potential loan losses. Loan losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to income. The allowance for loan loss is evaluated on a regular basis by

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (continued)

management and is based upon management’s periodic review of the collectability of the loans considering historical experience, the types and dollar amount of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of June 30, 2022 and December 31, 2021, there were no allowances for loan losses recorded.

Real Estate Investments

Real Estate Purchases

The Company invests in real estate and real estate trusts in select locations, and then redevelops them with the goal of selling them for retail market value or holding them for appreciation and/or income generation, providing attractive returns. Investments in real estate are carried at fair value. Real estate investments are comprised of commercial properties or raw land that is initially recorded at the purchase price plus closing costs when acquired. Real estate investments also include purchases of real estate owned (“REO”) properties from individual or institutional investors. Improvements and development costs are capitalized as a component of the cost. Real estate investments are accounted for in accordance with FASB Topic 946, which requires investments to be initially measured at their transaction price and subsequently measured at fair value when the real estate rehabilitation or development is close to completion or completed and management can make an assessment of fair value. The fair value of each real estate investment is based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Unrealized gains or losses are recorded in operating income or expense.

Foreclosed Assets (Real Estate Owned)

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at fair value, and the gain or loss on foreclosure is recorded in operating income or expense.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate Investments (continued)

Foreclosed Assets (Real Estate Owned) (continued)

Improvements are capitalized as incurred. Following foreclosure, valuations are periodically performed with any subsequent write-downs recorded as a separate valuation allowance against real estate owned and charged to other operating expenses.

Subsequent increases to real estate owned are recorded as unrealized gains when any rehabilitation improvements to the property are close to completion and management can make an assessment of fair value.

The maintenance of the real estate owned for which rent is collected, is expensed as incurred. The maintenance of real estate owned that does not have rent collected is capitalized. The Company actively works to sell, or prepare for sale, the acquired real estate, and gain and loss on these dispositions are recorded in operating income or expense. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property, terms of sale and potential financing.

While the Company holds real estate properties, it may rent them on a month-to-month basis. Rental income is considered incidental. Therefore, rental income is recorded as received and no depreciation expense is recorded during the current year.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement.

Payoff fees and rebates are recognized when earned according to the contractual terms of the loan or other agreement.

Loan sale premiums are earned when a loan is sold to an institutional investor who pays an amount over the value of the underlying mortgages. This is typically 1% of the par value.

Gain or loss on sale of real estate investment is recognized at the time of the sale of the asset.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Gain or loss on real estate owned retention is recognized when a mortgage loan is converted to an REO and during periodic re-valuations.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an assert or paid to transfer liability in the principal of most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are 3 levels of inputs that may be used to measure fair value. The 3 levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are based on either observable prices for identical assets or liabilities in inactive markets; observable prices for similar assets or liabilities; or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own financial model using assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data. See Valuation and Process Techniques below.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Performing mortgage loans that management intends to hold to maturity are valued at historical cost, which is considered fair value. Non-performing and impaired mortgage loans are reported at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. Mortgage loans are classified as Level 3.

Real estate investments are fair valued on a quarterly basis when the rehabilitation or development of the asset is close to completion and fair value is determinable. Management determines fair value using valuations or market estimates from third parties. Investments are classified as Level 3. Foreclosed real estate, or real estate owned, is reported at the property’s estimated fair value less estimated costs to sell based on its appraised value at the time of foreclosure. Subsequent changes in value are recorded based on the current appraised value as further discussed in the Real Estate Investments section.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of June 30, 2022 and December 31, 2021, no significant uncertain tax positions exist for which a reserve would be necessary.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2022, there are 18 months open to examination by the Internal Revenue Service and various for state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the six months ended June 30, 2022 and 2021 were $450 and $1,350, respectively. These balances are included in General & Administrative Expenses on the accompanying Statements of Operations.

Recently Issued Accounting Pronouncements

Accounting Standard Issued but Not Yet Effective

Credit Losses – In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326), and was clarified by FASB ASU 2019-04, Codification Improvements, and FASB ASUs 2019-05 and 2019-11, Targeted Transition Relief and Clarification. Prior to this pronouncement, generally accepted accounting principles required use of the incurred loss method for recognizing credit losses in the reserve. The incurred loss method recognizes a credit loss when it is probable that a loss has been incurred. The new guidance replaces the incurred loss method with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The pronouncement also allows for the irrevocable election of the fair value measurement for certain financial assets. Management is in the process of evaluating this guidance but does not believe it will have a significant impact on the financial statements of the Company. The effective date of FASB ASUs 2018-19 and 2019-10, Codification Improvements to Topic 326, Financial Instruments – Credit Losses have been deferred until interim and annual periods beginning after December 15, 2022.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 2 -	CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit of $250,000. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

NOTE 3 -	CASH AND RESTRICTED CASH

The Company has a restricted cash requirement related to its line of credit for financing transactions. The following table provides a reconciliation of cash and restricted reported within the accompanying balance sheets and statements of cash flows as of June 30, 2022 and December 31, 2021.

	June 30, 2022	Dec. 31, 2021
Cash	$1,417,813	$1,378,519
Restricted Cash	250,968	250,927
Total Cash, Cash Equivalents, and Restricted Cash	$1,668,781	$1,629,446

NOTE 4 -	MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals and companies, secured by deeds of trust, generally bearing interest at 6.35% to 14.95% per annum with either a balloon payment due at maturity or periodic amortizing payments. Loans that are past maturity generally bear interest at 18.00%. Notes have maturity dates through June 2052.

Mortgage Loan Participations

The Company periodically sells participations in its mortgage loans receivable. Sold participations that qualify as a sale are removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned.

Sold participations that do not qualify as a sale are recorded as a secured borrowing that is paid down based on the payment terms of the corresponding mortgage loan receivable. Secured borrowings are reflected on the accompanying consolidated balance sheets, and interest expense is reflected in the accompanying consolidated statements of operations. For the six months ended June 30, 2022 and the year ended December 31, 2021, the Company did not have participations that did not qualify as a sale.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 4 -	MORTGAGE LOANS RECEIVABLE (CONTINUED)

Rehabilitation Loans

As of June 30, 2022, the Company has outstanding rehabilitation loans of $684,875, with a commitment to fund an additional $4,284,311. As of December 31, 2021, the Company had outstanding rehabilitation loans of $1,445,976, with a commitment to fund an additional $4,130,111. Commitments are funded by a combination of contributions, collections of mortgage loans receivable and warehouse credit line advances.

Loan Modifications

No loans were modified for the six months ended June 30, 2022 and the year ended December 31, 2021.

Loans in Default

As of June 30, 2022, 16 loans amounting to $1,732,964 were in default. As of December 31, 2021, 20 loans amounting to $3,220,193 were in default. It is presently anticipated that these loans will be resolved between one and three years from the year end of 2022, however, due to restrictions and delays in the court system, Management is uncertain when recovery will occur. Loans in default will reduce the cashflow and income generated to the Company, however, Management does not anticipate that these loans in default will incur loss of principal upon disposition or resolution.

The Company does not accrue interest owed on past due loans. Loans are restored to accrual status when interest payments are brought current. The exception to this is accrued interest on purchased non-performing loans. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. At June 30, 2022 and December 31, 2021, the interest accrued on non-performing loans was $10,270 and $62,691, respectively.

NOTE 5 -	LINE OF CREDIT

The Company renewed the $5.0 million dedicated warehouse line of credit in April 2022 for a period of one year. The Line of Credit agreement has a variable rate of interest based on WSJ Prime plus 2.00% with a minimum interest rate of 5.25%. At June 30, 2022 and December 31, 2021, the borrowing rate was 6.5% and 7.25% respectively. The Company paid $35,613 in warehouse credit line interest and $785 in funding fees for the six months ended June 30, 2022.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 6 -	RELATED PARTY TRANSACTIONS

Management Fees

Management Fees are assessed at the end of each fiscal year. At that time, The Manager of the Company (“PIM”) determines the amount of the fees (up to 1% of the dollar value of the limited partner shares), and whether the fees will be expensed, deferred or waived.

Servicing Fees

BridgeWell Capital LLC (“BWC”) earns up to 3% of the total secured loans serviced at the end of each month. BWC permanently waived all servicing fees for the six months ended June 30, 2022 and for the year ended December 31, 2021.

Related Party Payable

For the six months ended June 30, 2022, BWC owes the Company $1,085 comprised of fees associated with an ongoing non-performing note, and are included in related party payable on the balance sheet.

For the year ended December 31, 2021, BWC provided operational support activities that amounted to $4,829, and are included in related part payable on the balance sheet.

Investments

The General Partner’s equity investment in the Company was $84,931 at June 30, 2022 and at December 31, 2021.

NOTE 7 -	FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of June 30,

		2022
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$25,800,803
Real Estate Purchases	—	—	2,096,295
Real Estate Owned	—	—	1,438,596
	$—	$—	$29,335,694

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 7 -	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

		2021
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$22,118,802
Real Estate Purchases	—	—	2,025,395
Real Estate Owned	—	—	985,802
	$—	$—	$25,129,999

For the six months ended June 30, 2022, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$22,118,802	$3,011,197
Purchases	14,078,654	—
Conversion of Mortgage Loans
Receivable to REOs	—	525,667
Capital Improvements	—	138,713
Realized/Unrealized Fair Value Adjustment	—	—
Payoffs or Sales	(10,396,653)	(140,687)
Total	$25,800,803	$3,534,890

For the year ended December 31, 2021, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$14,601,375	$3,628,771
Purchases	17,473,859	152,000
Conversion of Mortgage Loñans
Receivable to REOs	—	272,796
Capital Improvements	—	638,350
Realized/Unrealized Fair Value Adjustment	—	4,169
Payoffs or Sales	(9,956,432)	(1,684,889)
Total	$22,118,802	$3,011,197

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2022

NOTE 8 -	CONTINGENT LIABILITIES AND RISK

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2022 there are no current matters that would have a material effect on the Company’s financial positions or results of operations.

Operating Risk

COVID-19

There are lingering effects from the coronavirus (“COVID-19”) outbreak on the financial performance of the Company’s investments. Foreclosure actions on non-performing loans have been delayed by continuing backlogs in the various city, county, and state courts where these matters are adjudicated. Delays in resolving non-performing loans causes delays in the expected redeployment of recovered capital, thus reducing expected income generation.

Cyber Security Threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. The Company’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, and potential damage to our public image and reputation with our customers and investors.

We have implemented processes, procedures, and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs as well as training and awareness programs provided by our banking partners on the risks of cyber incidents.

NOTE 10 -	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 27, 2022, the date the financial statements were available to be issued, and the following events are noted:

Investment Capital

From July 1, 2022 through September 27, 2022, the Company issued an additional 1,086.7 Limited Partnership Units for $1,086,708 and returned 86.5 Limited Partnership Units for $86,485.